AcroBoo, Inc.
                       3000 Bayport Drive, Suite 250
                           Tampa, Florida 33607
                        Telephone: (813) 637-6900

December 20, 2010

VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Christopher Chase, Staff Attorney

Re:    AcroBoo, Inc.
       Registration Statement on Form S-1
       Filed November 9, 2010
       File No.:  333-170477

Dear Mr. Chase:

On behalf of AcroBoo, Inc. (the "Company"), we are hereby responding to the comment letter, dated December 3, 2010 (the "Comment Letter"), from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 (File No. 333-170477) (the "Registration Statement"). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing with the Commission today Amendment No. 1 to the Registration Statement (the "Amendment"). We are sending you a marked copy for your review.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company's response is set forth below each comment.

General
-------

1. We note that you have not checked the box on your registration statement cover page indicating that this offering is being made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. If you do not believe this offering is being made pursuant to Rule 415, please provide us with your analysis. Otherwise, please check the Rule 415 box.

Response: We respectfully note the Staff's comment, and we have checked the box indicating that this offering is being made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

2. Please revise and expand your discussion throughout your filing to clarify the differences between the businesses of AcroBoo and Jagged Edge, discuss any conflicts of interest that exist between the businesses, and expand your discussion of the planned business of AcroBoo including the manner in which it will earn revenues. By way of example only, and not an exhaustive list, we note the following:

  o The last sentence in the second paragraph on page 4 describes Jagged Peak's business as "logistics" and AcroBoo's as "e-commerce", but provides no further explanation of these terms or reference to where a further explanation may be found;

Response: We have added a section under the "Description of Business" called "The Difference Between Jagged Peak and AcroBoo," which describes the difference between "logistics" and AcroBoo's "e-commerce." This section has been cross-referenced, in last sentence in the second paragraph on page 4.

  o In the second paragraph on page 6 you describe AcroBoo's business as an commerce and supply chain solutions and services provider,"but provide no further explanation of these concepts, nor a discussion of how these services differ from those provided by Jagged Peak;

Response: For clarification, we deleted the reference that AcroBoo is a supply chain solutions and services provider and we added the following disclosure, "AcroBoo is an on-line retailer and will in some circumstances sell its expertise as a service to other customers."


  o The last sentence of the second paragraph on page 6 states that AcroBoo takes possession of inventory and generates revenues based on product sales, which does not appear consistent with your disclosure elsewhere in the filing. We note you make the same reference on page 23;

Response: We added the following disclosure as a new paragraph on page 6, "The core of the AcroBoo business model and the primary difference between Jagged Peak and AcroBoo is the buying and selling of products on-line, which is not part of Jagged Peak's business model and is the primary conflict and reason to separate the businesses. AcroBoo requires significantly more capital to develop its business model to invest in inventory and marketing of the products it sells on-line, where Jagged Peak does not sell products on-line. Essentially, AcroBoo would be a customer of Jagged Peak, Jagged Peak would never be a customer of AcroBoo."

  o The second to last paragraph on page 23 indicates that AcroBoo provides "retailing, e-channel development, e-marketing, and brand protection solutions" which is inconsistent with prior disclosure and provides no further explanation of these terms;

Response: To provide a better explanation of this statement, we have added the following disclosure, "Management views these as important abilities in running an on-line business and they are part of AcroBoo's normal operation to sell products and protect its brands. AcroBoo on occasion plans to sell these services to clients desiring to run an on-line business but does not have their own in-house expertise. This is only expected to be a small portion of the business in the beginning years as AcroBoo builds up the number of products it sells on-line."

  o In the first paragraph on page 25 you state that you will provide industry-leading capabilities "for optimizing both warehouse and transportation operations" which does not appear consistent with your business descriptions elsewhere in the filing; and

Response: As stated in the registration statement, AcroBoo uses a platform that enables it to optimize its distribution of orders to optimize the distribution of the products to its customers. We agree with your comment that the statement under "Transportation and Logistics Management" is not consistent with AcroBoo as it more applicable to Jagged Peak; therefore, we have deleted this paragraph.

  o Your disclosure under "Reasons for Distribution" on page 35 states that the companies have "different financial, investment and operating characteristics" but you provide no further explanation here or elsewhere in your tiling.

Response: We have provided an additional disclosure to address your comment. We stated, "The differences is both operational and financial. Jagged Peak's balance sheet has limited assets, other than Accounts Receivables, and long term assets for the software it developed and some equipment. AcroBoo is primarily a cash business. AcroBoo will need to invest in inventory.
AcroBoo will most likely have limited long term assets. Its accounts payables will be limited to a few vendors as AcroBoo begins to build its credit. Management anticipates initially most purchases will be pre-paid. Jagged Peak would use any investment money to acquire new businesses and in limited cases would upgrade its hardware that runs its software. The model overall for Jagged Peak requires very limited investment capital to grow. Whereas, the AcroBoo model requires significant investment in the product that it plans to sell on-line. This necessary capital for AcroBoo's growth would present Jagged Peak's management with a conflict for capital allocation as the business models and funding for each company differs."

Notwithstanding the above, we note that you state under "Licenses" on page 25 that you will earn revenues from fees generated from licensing your software products. If this is an accurate reflection of all sources of planned revenues, please provide this disclosure, or applicable cross-references, throughout your filing, as appropriate.

Response: We have revised the disclosure to reflect that management expects the Licenses will earn a small percent of AcroBoo's revenues. We have also included a cross reference to the Licensing section.

3. Please revise your discussion throughout your filing to clearly state your current status, including the status of any development of products or services and delete the implication that you have any current marketable operations. Further, state that AcroBoo will be a separate company, but it will continue to he controlled by the persons who control Jagged Peak.

Response: We have removed the inferences that AcroBoo has any current marketable operations in Risk Factor No. 2, Risk Factor No. 5, and under Results of Operations for Fiscal Year Ending September 30, 2010.
Further, we have clearly stated that AcroBoo will be a separate company, but it will continue to be controlled by the persons who control Jagged Peak, under the headings: "The Difference Between Jagged Peak and AcroBoo;" "Results of the Distribution;" and, "Results of the Distribution."


4. Considering you have registered the sale of the securities being issued in the spin-off, rather than comply with the conditions of the Staff Legal Bulletin No. 4 dated September 16, 1997, please revise your registration statement to identify your parent as an underwriter and name them as a selling shareholder, pursuant to Item 507 of Regulation S-K. If you do not believe this is necessary, please tell us why.

Response: We have revised the registration statement to identify our parent as the underwriter and selling shareholder on the Prospectus Cover Page, found in the last sentence of the third paragraph, and in the last four paragraphs of page 37.


Prospectus Cover Page
---------------------

5. Please revise the first sentence of the second full paragraph on your prospectus cover page to clarify that you will be distributing shares of AcroBoo, Inc., not Jagged Peak as the sentence currently indicates.

Response: We have revised the first sentence of the second full paragraph on the prospectus cover page to clarify that AcroBoo will be distributing the shares.


6. Please prominently disclose on your prospectus cover page that you are a shell company with no revenues or assets and your auditors have raised substantial doubt as to your ability to continue as a going concern.

Response: We prominently disclosed on the prospectus cover page that we are a shell company with no revenues or assets and our auditors have raised substantial doubt as to our ability to continue as a going concern. See seventh full paragraph on the prospectus cover page.

7. Please revise the last sentence of the sixth paragraph on your prospectus cover page to clarify that this registration statement covers the distribution of shares to existing shareholders of Jagged Peak, and not the offering of shares to the public at fixed, market or negotiated prices as your sentence currently suggests. Please make similar revisions to your risk factors caption on page ten.

Response: We have revised the last sentence of the sixth paragraph on the prospectus cover page and the risk factors caption on page ten, to state this registration statement covers the distribution of shares to existing shareholders of Jagged Peak.


8. Please revise your disclosure to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Also state that you have not started the process of engaging a market maker willing to apply for quotation on the OTC Bulletin Board on your behalf.

Response: We have revised our disclosure on the prospectus cover page to state: "In order to make a market for our common stock on the OTC-Bulletin Board, a market maker must first file an application on our behalf. We have not started the process of engaging a market maker willing to apply for quotation on the OTC Bulletin Board."


Prospectus Summary, page 3
--------------------------

9. Please revise the first paragraph on page three to confirm that your prospectus summary provides a brief overview of the key aspects of your offering. Refer to Instruction to paragraph 503(a) of Regulation S-K.

Response: We have added a second paragraph on page 3 to provide a brief overview of the key aspects of our offering.


Summary of Distribution
-----------------------

10. Please correct the first paragraph of your Summary of Distribution discussion on page 3 to reflect the correct distribution ratio.

Response: We have corrected the first paragraph of the "Summary of Distribution" to reflect the correct distribution ratio.

Questions and Answers About the Spin-Off, page 5
------------------------------------------------

11. We note that in the third "answer" on page 5 you state that the "Company's flagship product" is EDGE, and you define "Company" as AcroBoo on page 7. Assuming your use of "Company" is accurate, please expand and apply your discussion of EDGE throughout your filing to more fully reflect the business of AcroBoo. If you meant to refer to Jagged Edge, instead of AcroBoo, please revise your disclosure accordingly. Please also provide a similar clarification of the security ownership information on page 33.

Response: We corrected the references with regards to Jagged Peak and AcroBoo on pages 5 & 33.


About Us, page 6
----------------

12. Clarify in the last paragraph on page 6 that your offices are the address of Jagged Peak.

Response: We have stated on page 6 that our offices are at the address of Jagged Peak.


Management's Discussion and Analysis or Plan of Operation, page 20
------------------------------------------------------------------

13. Please revise the second paragraph following the above subheading to remove the implication that you do not have an obligation to update your prospectus for material changes. Please also ensure that your revisions clarify that your statements are as of the date of the prospectus, as opposed to "the date on which they are made." Please confirm your understanding in this regard.

Response: We have revised the second paragraph, further, this confirms our understanding that our statements are as of the date of the prospectus, as opposed to the date on which they are made.


Future Financings page 21
-------------------------

14. Based on your disclosure in the first paragraph of page 22 that you need $3 million to be used in acquiring businesses, it appears that your proposed operations may be commensurate in scope with those ordinarily associated with a blank check company. Please either revise your registration statement to disclose your status as a blank check company and the meaning of that designation, as well as to comply with Rule 419 of the Securities Act of 1933, or tell us why you do not believe that Rule 419 applies to you.

Response: Supplementally, this provides the Staff with our analysis as to why Rule 419 of Regulation C does not apply to AcroBoo, Inc. "Rule 419 under the Securities Act was adopted in 1992 to control the extent to which such companies are able to access funds from a public offering." See: SEC Proposed Rule Release No. 33-8813, page 44. Our offering concerns a dividend spin-off, we are not accessing funds from the public.

Section (a)(2) of Rule 419 under the Securities Act of 1933 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In an adopting release, the Commission stated that it would "scrutinize...offerings for attempts to create the appearance that the registrant...has a specific business plan, in an effort to avoid the application of Rule 419. See Securities Act Release No. 6932 (April 13, 1992).

We believe that we are not a blank check company subject to the provisions of Rule 419, pursuant to the guidelines specified in that Release.

The provisions of that Release discuss Rule 419 provisions which specify that a "blank check company" means a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" as defined in Rule 3a51-1 of the Securities Exchange Act of 1934. Additionally, a development stage company is defined in Rule 1-02(h) of Regulation S-X as a company that is devoting substantially all of its efforts to establishing a new business in which planned principal operations have not commenced, or have commenced but there has been no significant revenue therefrom.

We have a specific business plan as an on-line retailer and in some circumstances sell our expertise as a service to other customers. We are a development stage company with limited operating history. Our business plan and purpose has been summarized in the section of our Registration Statement on Form S-1, titled "Description of Business." Here it states the Company is an e-commerce, on-line retailer, and supply chain solutions and services provider.

We are relying on the provisions of that release, which specify that start up companies with specific business plans are not subject to the provisions of Rule 419, even if operations have not commenced at the time of the offering. Although we agree that we are a development stage company, as defined in that Rule 1-02(h), we do not believe we are a blank check company, because we have a specific business plan.

In 2005, the Commission amended Securities Act Rule 405 to define a "shell company" to mean a registrant, other than an asset-backed issuer, that has:

1.  no or nominal operations; and

2.  either:

     o  no or nominal assets;
     o  assets consisting solely of cash and cash equivalents; or
     o assets consisting of any amount of cash and cash equivalents and nominal other assets.

If anything, based on our nominal operations, under this amended Rule, we can be classified as a "shell company", not a "blank check" company.

Finally, Rule 15g-8 was adopted under the Exchange Act, 17 CFR 240.15g-8, to prevent trading of any securities held in a Rule 419 escrow account. Once again, our registration statement concerns a dividend spin-off. No shares will be held in escrow. All shares will be distributed to our shareholders upon the effectiveness of this S-1 Registration Statement.

For the reasons stated above, we believe we are not a blank check company, as contemplated by the provisions of Rule 419, and we should not be considered as such.


Description of Business, page, 23
---------------------------------

AcroBoo, Inc. Funding Requirements, page 24
-------------------------------------------

15. Please expand your disclosure in the first paragraph on page 24 to clarify the purposes for which you anticipate needing $3 million in capital. More specifically, describe the infrastructure you anticipate building, and the amounts you anticipate needing for infrastructure and marketing. Please make similar revisions or provide a cross reference in your related disclosures under "Liquidity and Capital Resources" and "Future Financings" on pages 21 and 22, respectively.

Response: We have expanded the disclosure to clarify the purposes for which we anticipate needing $3 million in capital and we made the appropriate cross reference disclosures.

Employees, page 28
------------------

16. Please briefly indicate the duties of the two part-time employees and provide their identities if they are considered related parties.

Response: We have added to the disclosure, that the first part-time employee is on-line marketing employee doing the sales and driving traffic to the site. The second part-time employee will make sure the ordered products are in-stock, or purchase them if necessary or have them drop shipped to the customer. Additionally, the second part-time employees will handle all of the support calls from the consumer and will make sure that the customers are satisfied. This person will also be responsible to ensure that the accountants have the necessary information to produce the required financial statements for AcroBoo.


Directors. Executive Officers, Promoters and Control Persons, page 29
---------------------------------------------------------------------

17. Please revise Mr. Furlong's positions on page 29 to reflect that he is also your Chief Financial Officer. In addition, revise Mr. Furlong's biographical information to provide the dates of each employment to cover the required five year disclosure. Please also clarify any other current position(s) in view of his part-time status with the company. Sec Item 401(e) of Regulation S-K.

Response: We have revised Mr. Furlong's position to reflect that he is also our Chief Financial Officer, and we indicated that he has been working for Jagged Peak for the past ten years.


Involvement in Certain Legal Proceedings, page 30
-------------------------------------------------

18. Please update your disclosure on page 30 to reflect your officer, director and control persons status for the past ten years. Refer to Item 401(f) of Regulation S-K.

Response: We have update our disclosure on page 30 to reflect our officer, director and control persons status for the past ten years.


Security Ownership of Certain Beneficial Owners and Management, page 33
-----------------------------------------------------------------------

19. Please expand footnotes (3) and (4) to denote their relationship with Jagged Peak.

Response: We have expanded footnotes (3) and (4) to denote their relationship with Jagged Peak.

The Distribution, page 34
-------------------------

Introduction, page 31
---------------------

20. In the third paragraph on page 34 you state your belief that the spin-off will help Jagged Peak strengthen its operating foundation, achieve long-term growth and improve corporate value. Please expand your disclosure to explain the basis for these belief's in light of the spin-off consisting of the removal of a current revenue source of Jagged Peak.

Response: We have expanded our disclosure to explain the basis of these beliefs, we stated, "Management believes that the overall development of AcroBoo has cost Jagged Peak more than $300,000, the necessary capital to expand the business and fully capitalize on the potential would be a significant cash drain on Jagged Peak, in addition, an inordinate amount of time is spent by the executives monitoring the progress of this business segment. Therefore, it was determined that it would be best to separate, and allow AcroBoo to more freely run its business and obtain outside capital that it can use specifically for the building of its operations."


Selling Security page 38
------------------------

21. The last paragraph on page 38 indicates that you are registering the offering of shares by selling security holders, but this registration statement only covers the distribution of AcroBoo shares by Jagged Edge to its shareholders. Please revise the paragraph accordingly.

Response: We have revised the last paragraph on Page 38 to remove the reference to the selling security holders.


Undertakings, page II-3
-----------------------

22. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

Response: We have revised the Undertakings language to include Item 512(a)(5)(ii) of Regulation S-K.

Signatures, page II-6
---------------------

23. Please revise your signature certification to use the language from Form S-1. It appears that you have used the language from Form S-3. In addition, please assure that Mr. Furlong signs in all of his capacities in each section.

Response: We have revised the signature certification to use the language from Form S-1.


Mr. Chase, we hope our responses satisfactorily address your comments. Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

AcroBoo, Inc.

By:  /s/  Dan Furlong
---------------------------------
          Dan Furlong
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel




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